UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

Under the Securities Act of 1934
(Amendment No. 1)*

AMBOW EDUCATION HOLDING LTD.
(Name of issuer)

CLASS A ORDINARY SHARES & AMERICAN DEPOSITARY SHARES (ADS)**
(Title of class of securities)

02322P101
(CUSIP number)
Eric Ross Senior Managing Director and Chief Compliance Officer Avenue Capital Group 399 Park Avenue, 6th Floor New York, NY 10022 (212) 850-7500
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:
David J. Johnson, Jr. O’Melveny & Myers LLP 31st Floor, AIA Central 1 Connaught Road, Central, Hong Kong, S.A.R. (852) 3512-2300	Doron Lipshitz O’Melveny & Myers LLP 7 Times Square New York, New York 10036 (212) 326-2000

June 6, 2013
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d–7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**	Each American Depositary Share represents two (2) Class A Ordinary Shares, par value US$0.0001 per share.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 02322P101

1		NAME OF REPORTING PERSONS GL Asia Mauritius II Cayman Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 21,599,914
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 21,599,914
	10	SHARED DISPOSITIVE POWER None
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,599,914*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.6%*
14		TYPE OF REPORTING PERSON (See Instructions) CO

*Represents current voting power in Issuer.  See disclosure in Item 5(a) of the Schedule 13D dated April 23, 2013.

CUSIP No. 02322P101

1		NAME OF REPORTING PERSONS GL Asia Mauritius II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 21,599,914
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 21,599,914
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,599,914*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.6%*
14		TYPE OF REPORTING PERSON (See Instructions) OO

*Represents current voting power in Issuer. See disclosure in Item 5(a) of the Schedule 13D dated April 23, 2013.

CUSIP No. 02322P101

1		NAME OF REPORTING PERSONS Avenue Asia Special Situations Fund IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 21,599,914*
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 21,599,914*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,599,914*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.6%*
14		TYPE OF REPORTING PERSON (See Instructions) PN

*Represents current voting power in Issuer. See disclosure in Item 5(a) of the Schedule 13D dated April 23, 2013.

CUSIP No. 02322P101

1		NAME OF REPORTING PERSONS Avenue Asia Capital Partners IV Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 21,599,914*
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 21,599,914*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,599,914*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.6%*
14		TYPE OF REPORTING PERSON (See Instructions) CO

*Represents current voting power in Issuer. See disclosure in Item 5(a) of the Schedule 13D dated April 23, 2013.

CUSIP No. 02322P101

1		NAME OF REPORTING PERSONS Avenue Asia Capital Partners IV, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 21,599,914*
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 21,599,914*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,599,914*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.6%*
14		TYPE OF REPORTING PERSON (See Instructions) OO

*Represents current voting power in Issuer. See disclosure in Item 5(a) of the Schedule 13D dated April 23, 2013.

CUSIP No. 02322P101

1		NAME OF REPORTING PERSONS GL Asia Partners IV, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 21,599,914*
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 21,599,914*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,599,914*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.6%*
14		TYPE OF REPORTING PERSON (See Instructions) OO

*Represents current voting power in Issuer. See disclosure in Item 5(a) of the Schedule 13D dated April 23, 2013.

CUSIP No. 02322P101

1		NAME OF REPORTING PERSONS Avenue Asia Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 21,599,914*
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 21,599,914*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,599,914*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.6%*
14		TYPE OF REPORTING PERSON (See Instructions) IA

*Represents current voting power in Issuer. See disclosure in Item 5(a) of the Schedule 13D dated April 23, 2013.

CUSIP No. 02322P101

1		NAME OF REPORTING PERSONS Avenue Asia Capital Management GenPar, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 21,599,914*
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 21,599,914*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,599,914*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.6%*
14		TYPE OF REPORTING PERSON (See Instructions) HC

*Represents current voting power in Issuer. See disclosure in Item 5(a) of the Schedule 13D dated April 23, 2013.

CUSIP No. 02322P101

1		NAME OF REPORTING PERSONS Marc Lasry
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 21,599,914*
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 21,599,914*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,599,914*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.6%*
14		TYPE OF REPORTING PERSON (See Instructions) HC/IN

*Represents current voting power in Issuer. See disclosure in Item 5(a) of the Schedule 13D dated April 23, 2013.

Item 1. Security and Issuer

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) is being filed by GL Asia Mauritius II Cayman Limited, a Cayman Islands corporation (“GL Asia Limited”), GL Asia Mauritius II, LLC, a Delaware limited liability company (“GL Asia LLC”), Avenue Asia Special Situations Fund IV, L.P., a Cayman Islands exempted limited partnership (“Special Situations Fund IV”), Avenue Asia Capital Partners IV Ltd., a Cayman Islands corporation (“Avenue Asia IV Limited”), Avenue Asia Capital Partners IV, LLC, a Delaware limited liability company (“Avenue Asia IV LLC”), GL Asia Partners IV, LLC, a Delaware limited liability company (“GL Asia Partners IV”), Avenue Asia Capital Management, L.P., a Delaware limited partnership (“Avenue Asia Capital Management”), Avenue Asia Capital Management GenPar, LLC, a Delaware limited liability company (“Avenue Asia GenPar”) and Marc Lasry, a United States citizen (“Lasry” and, together with GL Asia Limited, GL Asia LLC, Special Situations Fund IV, Avenue Asia IV Limited, Avenue Asia IV LLC, GL Asia Partners IV, Avenue Asia Capital Management and Avenue Asia GenPar, collectively, the “Reporting Persons”), to amend the Items specified below in the Reporting Persons’ Schedule 13D with respect to  the Class A Ordinary Shares, par value $0.0001 per share underlying the American Depositary Shares (“Class A Ordinary Shares”), of Ambow Education Holding Ltd., a company incorporated under the laws of the Cayman Islands (the “Company”), filed with the Securities and Exchange Commission on April 23, 2013.

Item 4. Purpose of the Transaction

The disclosure in Item 4 is hereby amended and supplemented to add the following at the end thereof:

On June 7, 2013, the Grand Court of the Cayman Islands (the “Grand Court”) heard oral arguments from counsel to GL Asia Limited and the Company in relation to the petition filed by GL Asia Limited with the Grand Court in respect of the Company (the “Petition”).  On the same date, the Grand Court issued an Order For Appointment of Provisional Liquidators (the “Grand Court Order”) appointing three representatives of KPMG as joint provisional liquidators of the Company (the “Joint Provisional Liquidators”) and authorizing the Joint Provisional Liquidators to take such steps as may be necessary or expedient for the protection of the Company’s assets.  GL Asia Limited expects the Company to comply with the Grand Court Order and will take necessary actions to achieve such compliance.

On June 10, 2013 GL Asia Limited issued a press release in connection with the Grand Court Order (the “Press Release”), a copy of which is attached hereto as Exhibit 99.2.

On June 6, 2013, GL Asia Limited received a letter from The Baring Asia Private Equity Fund V, L.P. (“Baring”)1 (the “Baring Letter”), notifying GL Asia Limited that Baring fully supports the Petition and the relief requested therein.  Baring authorized GL Asia Limited to put the Baring Letter before the Grand Court at the hearing (or adjourned hearing) of any matter arising in relation to the Petition or the Company and GL Asia Limited submitted the Baring Letter to the Grand Court on June 7, 2013.

On June 7, 2013, Macquarie Investment Holdings No. 2 Pty Limited (“Macquarie”)2 submitted a letter to the Grand Court (the “Macquarie Letter”), notifying the Grand Court that Macquarie is supportive of orders being made by the Grand Court in connection with the Petition to the extent those orders would prevent the Company and its management from acting in a manner which is contrary to the interest of the Company’s’ shareholders.  A copy of the Macquarie Letter was sent to counsel to GL Asia Limited.

The foregoing summaries of the Grand Court Order, the Press Release, the Macquarie Letter and the Baring Letter are qualified in their entirety by reference to the full text of the Grand Court Order, the Press Release, the Macquarie Letter and the Baring Letter, respectively. The Grand Court Order, the Press Release, the Macquarie Letter and the Baring Letter are attached hereto as Exhibits 1, 2, 3 and 4, respectively, and are incorporated into this Item 4 by reference in their entirety.

Neither the filing of this Amendment No. 1 nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that it is the beneficial owner of any Class A  Ordinary Shares or any other securities of the Company  owned by Baring or by Macquarie for the purpose of Section 13(d) of the Securities Exchange Act of 1934, as amended.  The Reporting Persons expressly disclaim being a member of a group with either Baring or Macquarie and disclaim beneficial ownership of the Class A Ordinary Shares or other securities of the Company beneficially owned either by Baring or by Macquarie.

1 According to the Amendment No. 4 to Schedule 13D filed with the Securities and Exchange Commission on March 25, 2013, on behalf of Baring Private Equity Asia V Holding (4) Limited, Campus Holdings Limited, The Baring Asia Private Equity Fund V, L.P., The Baring Asia Private Equity Fund V Co-Investment L.P., Baring Private Equity Asia GP V, L.P., Baring Private Equity Asia GP V Limited and Jean Eric Salata (the “Baring Reporting Persons”), the Baring Reporting Persons are the beneficial owners of 14,828,680 Class A Ordinary Shares in the Company, representing approximately 10.0% of the total class.

2 According to the Schedule 13D filed with the Securities and Exchange Commission on October 26, 2010, on behalf of Macquarie Group Limited, Macquarie Investment Holding No. 2 Pty Limited, Macquarie Capital International Holdings Pty Limited, Macquarie Capital Group Limited and Macquarie Financial Holdings Limited (the “Macquarie Reporting Persons”), the Macquarie Reporting Persons are the beneficial owners of 11,563,026 Class B ordinary shares, representing approximately 8.1% of the total class.

Item 7. Material to be Filed as Exhibits

Exhibit Number	Description

Exhibit 99.1	Order for Appointment of Provisional Liquidators, In the Matter of the Companies Law (2012 Revision) (as amended) and In the Matter of Ambow Education Holding Ltd., dated 7 June 2013.

Exhibit 99.2	Press Release of GL Asia Mauritius II Cayman Limited, dated June 10, 2013.

Exhibit 99.3	Macquarie Investment Holding No. 2 Pty Limited Letter to the Grand Court of the Cayman Islands, dated June 7, 2013

Exhibit 99.4	The Baring Asia Private Equity Fund V, L.P. Letter to GL Asia Mauritius II Cayman Limited, dated June 6, 2013

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D/A is true, complete and correct.

Date: June 10, 2013	GL ASIA MAURITIUS II CAYMAN LIMITED

	By:	/s/ Jennifer Tang
Name: Jennifer Tang
Title: Director

GL ASIA MAURITIUS II, LLC

	By:	/s/ Eric Ross
Name: Eric Ross
Title: Attorney-in-Fact for Marc Lasry, Managing Member

AVENUE ASIA SPECIAL SITUATIONS FUND IV, L.P.

	By:	Avenue Asia Capital Partners IV, Ltd. its General Partner

	By:	Avenue Asia Capital Partners IV, LLC, its Sole Shareholder

	By:	GL Asia Partners IV, LLC, its Managing Member

	By:	/s/ Eric Ross
Name: Eric Ross
Title: Attorney-in-Fact for Marc Lasry, Managing Member

AVENUE ASIA CAPITAL PARTNERS IV, LTD.

	By:	Avenue Asia Capital Partners IV, LLC, its Sole Shareholder

	By:	GL Asia Partners IV, LLC, its Managing Member

	By:	/s/ Eric Ross
Name: Eric Ross
Title: Attorney-in-Fact for Marc Lasry, Managing Member

AVENUE ASIA CAPITAL PARTNERS IV, LLC

By:	GL Asia Partners IV, LLC, its Managing Member

By:	/s/ Eric Ross
Name: Eric Ross
Title: Attorney-in-Fact for Marc Lasry, Managing Member

GL ASIA PARTNERS IV, LLC

By:	/s/ Eric Ross
Name: Eric Ross
Title: Attorney-in-Fact for Marc Lasry, Managing Member

AVENUE ASIA CAPITAL MANAGEMENT, L.P.

By:	Avenue Asia Capital Management GenPar, LLC, its General Partner

By:	/s/ Eric Ross
Name: Eric Ross
Title: Attorney-in-Fact for Marc Lasry, Managing Member

AVENUE ASIA CAPITAL MANAGEMENT GENPAR, LLC

By:	/s/ Eric Ross
Name: Eric Ross
Title: Attorney-in-Fact for Marc Lasry, Managing Member

MARC LASRY

By:	/s/ Eric Ross
Name: Eric Ross
Title: Attorney-in-Fact for Marc Lasry, Managing Member